Exhibit 99.16
FOR IMMEDIATE RELEASE — NOVEMBER 21, 2007 — CALGARY, ALBERTA —
PETROFLOW ENERGY LTD. (TSXV: PEF)
PETROFLOW ENERGY ANNOUNCES PROPOSED FINANCING
Petroflow Energy Ltd. (“Petroflow”) announces that it has entered into an engagement agreement (the “Agreement”) with Jennings Capital Inc. to offer for sale on a marketed basis up to Cdn.$20 million of units (“Units”) of Petroflow with pricing (the “Issue Price”) to be determined in the context of the market (the “Offering”). The Offering will be led by Jennings Capital Inc. and co-led by Wellington West Capital Markets Inc. (collectively, the “Agents”). Each Unit is to be comprised of one common share in the capital of Petroflow (a “Common Share”) and one-half of one Common Share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one Common Share, at a price per Common Share (the “Exercise Price”) equal to a 25% premium to the Issue Price, for a period of 18 months following the closing of the Offering.
The Offering will be made by way of a short form prospectus and is expected to close in late December 2007.
Petroflow has granted to the Agents an over-allotment option, exercisable on or prior to the closing of the Offering, to increase the size of the Offering by up to an additional Cdn.$5 million on the same terms as the Offering, which would increase the size of the Offering to $25 million if fully exercised.
Petroflow has agreed to pay the Agents a cash commission of 6% of the gross proceeds of the Offering. In addition to the cash commission, Petroflow has agreed to issue to the Agents warrants, exercisable at the Exercise Price for a period of 18 months following the closing of the Offering, to purchase that number of Common Shares that is equal to 4% of the aggregate number of Units issued under the Offering.
The net proceeds of the Offering are intended to be used to fund ongoing development activities, including, but not limited to, Petroflow’s Hunton play in Oklahoma and the initiation of a potential resource play in Texas, and for general corporate purposes.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
or
PetroFlow Energy Ltd.
John Melton, President and CEO at (504) 453-2926 or
Duncan Moodie, CFO at (403) 539-4320
Not for dissemination in the United States of America. This announcement is not an offer of Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.